Item 77I Deutsche Global Growth Fund (a series of Deutsche Global/International Fund, Inc.)

Class R6 shares for Deutsche Global Growth Fund became effective on June 1, 2016. Class R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee.